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                          September 21, 2020

       Gregory Wong
       Chief Financial Officer
       QuinStreet, Inc.
       950 Tower Lane, 6th Floor
       Foster City, California 94404

                                                        Re: QuinStreet, Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2020
                                                            Filed August 28,
2020
                                                            Form 8-K Furnished
August 5, 2020
                                                            File No. 001-34628

       Dear Mr. Wong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2020

       Item 7. Management's Discussion and Analysis
       Selected Quarterly Financial Data, page 44

   1. We note you present "Adjusted EBITDA as a percentage of net revenue" on a quarterly basis. Please present
the comparable GAAP measure with equal or greater prominence.
                                                        Refer to Item
10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff  s
                                                        Compliance and
Disclosure Interpretation on Non-GAAP Financial Measures ("C&DI  s").
       Form 8-K Furnished August 5, 2020

       Exhibit 99.1
       Fourth Quarter and Fiscal Year 2020 Results, page 1

   2.                                                   When providing
discussion of non-GAAP financial measures, please ensure that such
 Gregory Wong
QuinStreet, Inc.
September 21, 2020
Page 2
         disclosure is accompanied by discussion of the corresponding GAAP measure with equal or greater prominence. For example, we noted you provide:
             Adjusted EBITDA as a percentage of revenue for the fourth quarter and fiscal year
              2020 without providing discussion of the comparable GAAP measure.
             Discussion of your "delivered Adjusted EBITDA" without providing similar discussion regarding the comparable GAAP measure.
         Please refer to the guidance referenced in the comment above.
       In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307
with any questions.



FirstName LastNameGregory Wong                             Sincerely,
Comapany NameQuinStreet, Inc.
                                                           Division of
Corporation Finance
September 21, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName